

William T. Torgerson
Vice Chairman and
General Counsel

701 Ninth Street, N. W.
Washington, D. C. 20068

202-872-2590
202-872-2472 Fax
wtorgerson@pepco.com

June 7, 2007

Pepco Holdings, Inc.
701 Ninth Street, N.W.
Washington, D.C. 20068

Ladies and Gentlemen:

I am Vice Chairman and General Counsel of Pepco Holdings, Inc., a Delaware corporation (the "Company"), and have acted as counsel to the Company in connection with the offer and sale by the Company of $250,000,000 in aggregate principal amount of 6.125% Notes due June 1, 2017 (the "Notes") under and pursuant to:

(i) a Registration Statement on Form S-3 (Registration No. 333-123525) (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), which was declared effective by the Securities and Exchange Commission (the "Commission") on April 13, 2005;

(ii) the base prospectus, dated as of April 13, 2005 (the "Basic Prospectus");

(iii) the preliminary prospectus, consisting of the Basic Prospectus, as supplemented by a prospectus supplement, dated June 5, 2007, with respect to the offer and sale of the Securities, filed with the Commission on June 6, 2007, pursuant to Rule 424(b) under the Act (the "Pricing Prospectus");

(iv) the final prospectus, dated June 5, 2007, consisting of the Basic Prospectus, as supplemented by a prospectus supplement, dated June 5, 2007, with respect to the offer and sale of the Securities, filed with the Commission on June [6], 2007, pursuant to Rule 424(b)(5) under the Act (the "Prospectus"); and

(v) the Purchase Agreement, dated June 5, 2007, between the Company and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, for themselves and as representatives of the other underwriters named in Schedule A thereto (the "Purchase Agreement").

The Notes will be issued pursuant to an indenture, dated as of September 6, 2002 (the "Indenture"), between the Company and The Bank of New York, as trustee (the "Trustee").

In connection with this opinion, I, or my representatives, have examined originals, or copies certified or otherwise identified to my or their satisfaction, of such instruments, certificates, records and documents, and have reviewed such questions of law, as I have deemed necessary or appropriate for purposes of this opinion. In such examination, I or my representatives have assumed the genuineness of all signatures, the authenticity of all documents submitted to me or them as originals, the conformity to the original documents of all documents submitted as copies and the authenticity of the originals of such latter documents. As to any facts material to my opinion, I have relied upon the aforesaid instruments, certificates, records and documents and inquiries of the Company's representatives.

Based upon the foregoing I am of the opinion that the Notes have been duly authorized for issuance and, when executed by the Company and authenticated by the Trustee in the manner provided in the Indenture and delivered against payment of the purchase price therefor set forth in the Purchase Agreement, will be duly and validly issued and will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

I hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K that will be incorporated by reference into the Registration Statement.

Very truly yours,

/s/ WILLIAM T. TORGERSON
William T. Torgerson